SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2005

Commission File No. 000-50790

SUPERCOM, LTD.

Millennium Building, 3 Tidhar Street, P.O.B. 2094,
Raanana 43665 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No X

SuperCom, Ltd.

Form 6-K

TABLE OF CONTENTS

Unregistered Sales of Equity Securities

SuperCom, Ltd. (the “Company”) has sold 4,919,355 ordinary shares (the “Offered Shares”) and callable warrants (the “Offered Warrants”) to purchase an additional 1,721,774 ordinary shares, at an exercise price of $0.60 per share, in a private placement to certain investors led by Special Situation Fund (the “Investors”) for an aggregate purchase price of $3,000,000. The offering was made to accredited investors without general solicitation or marketing pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act.

The Offered Warrants may be exercised, at the Investors’ option, at any time during the 5-year term following the closing of the private placement. The Offered Warrants contain an anti-dilution mechanism whereby, subject to certain exceptions, if the Company issues or sells any ordinary shares at a price per share less than the exercise price of the Offered Warrants (a “Trigger Issuance”), then the exercise price of the Offered Warrants is automatically reduced to the lowest price per share at which the ordinary shares were issued or sold. However, there is a cap on the number of ordinary shares that may be purchased by any Offered Warrant holder pursuant to this anti-dilution mechanism. Each holder may purchase only such number of ordinary shares which would permit such holder to maintain its fully diluted percentage equity ownership at the same level existing prior to the Trigger Issuance (after giving effect to such Trigger Issuance).

The Offered Warrants are callable, subject to certain limitations, at the Company’s option if the closing bid price per ordinary share of the Company’s ordinary shares equals or exceeds $1.20 for 20 trading days during the term of the Offered Warrants. However, the Company may only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the Offered Warrants initially issued to a Offered Warrant holder, or (ii) the total number of Offered Warrants then held by such holder.

The Offered Shares and Offered Warrants have not been registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. In connection with the transaction, the Company entered into the following agreements with the Investors: (i) a Purchase Agreement, dated as of December 9, 2005 (the “Purchase Agreement”); and (ii) a Registration Rights Agreement, dated as of December 9, 2005 (the “Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission covering the offer and sale of the Offered Shares and Offered Warrants by the Investors within 30 days after the closing of the private placement and to have the registration statement declared effective within 90 days after the closing of the private placement. In the event the Company is unable to meet these deadlines, the Company will be obligated to pay a pro rata penalty payment to the Investors in an amount equal to 1.5% of the aggregate amount invested by the Investors for each 30-day period the Company is unable to meet these required deadlines.

Pursuant to the Purchase Agreement, the Investors were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of the Company’s capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each Investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing).

C.E. Unterberg, Towbin, LLC acted as the placement agent in the offering. The Company paid C.E. Unterberg, Towbin, the placement agent for the private placement, a cash commission equal to $180,000, representing 6% of the gross proceeds raised.

Other Information

On November 28, 2005, the Company issued a press release reporting its results of operations during the three and nine months ended September 30, 2005. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On December 12, 2005, the Company issued a press release announcing the $3,000,000 private placement to certain investors. The press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer
Date: December 14, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 28, 2005
99.2	Press Release dated December 12, 2005